May 24, 2019

Anoop Bhatia
Chairman and Chief Executive Officer
Nowigence Inc.
418 Broadway
Albany, NY 12207

       Re: Nowigence Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed May 14, 2019
           File No. 024-10957

Dear Mr. Bhatia:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2019 letter.

Amendment No. 2 to Form 1-A filed on May 14, 2019

Offering Circular Summary
Our Clients, page 9

1. You disclose that as of December 31, 2019, all of your early adopters were still receiving outputs from your beta product. Please revise your offering circular disclosure to disclose the current phase of your software development. In this regard, clarify whether your software is currently in the beta development phase, and if so, clarify when you expect to complete the development of this software. Additionally, since December 31,
      2019 has not yet occurred, please correct this reference.
 Anoop Bhatia
Nowigence Inc.
May 24, 2019
Page 2
Consolidated Audited Financial Statements
Note 3. Software Development Costs, page 74

2. As previously requested in prior comment 9, please provide us with a detailed analysis of how you considered the scope provisions of ASC 985-20-15-5 and 7 in applying the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or
      Otherwise Marketed.
Note 10. Financial Result Restatement, page 75

3. We note your response to prior comment 7. Please revise to label your calendar year 2018 consolidated balance sheet and related statements of income, shareholders' equity/deficit, and cash flows as "restated." In addition, revise to comply with the requirements in ASC
      250-10-50.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,

FirstName LastNameAnoop Bhatia                             Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameNowigence Inc.
                                                           and Services
May 24, 2019 Page 2
cc:       Andy Altahawi
FirstName LastName